Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157375

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 10, 2010
TO THE PROSPECTUS DATED APRIL 28, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 28, 2010 relating to our follow-on offering of 105,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated May 17, 2010, Supplement No. 2 dated June 3, 2010, Supplement No. 3 dated June 29, 2010 and Supplement No. 4 dated August 23, 2010. Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our follow-on offering;

•	information regarding our proposed acquisition of nine multifamily properties and the Mission Residential property management business; and

•	information regarding our proposed acquisition of an additional six multifamily properties.

Status of Our Follow-on Offering

We commenced our follow-on public offering of shares of our common stock on July 20, 2009. As of August 27, 2010, we had received and accepted subscriptions in our follow-on public offering for 2,358,621 shares of our common stock, or approximately $23,557,000, excluding shares issued pursuant to our distribution reinvestment plan, or DRIP. As of August 27, 2010, 97,641,379 shares remained available for sale to the public pursuant to our follow-on public offering, excluding shares available pursuant to our DRIP. We will sell shares of our common stock in our follow-on public offering until the earlier of July 17, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Proposed Acquisition of Nine Multifamily Properties and
Mission Residential Property Management Business

On August 27, 2010, we, through Grubb & Ellis Apartment REIT Holdings, L.P., our operating partnership, or the OP, entered into definitive agreements to acquire nine multifamily apartment properties, containing 2,676 units, from affiliates of MR Holdings, LLC, or MR Holdings, and to acquire substantially all of the assets, including property management agreements, of Mission Residential Management, LLC, or Mission Residential Management, which is the property manager of 41 properties, including the nine properties under contract for purchase, containing a total of approximately 12,000 units.

Acquisition of Nine Multifamily Properties

The OP entered into a purchase and sale agreement to acquire one property, which is owned by a limited partnership for which an affiliate of MR Holdings serves as general partner, in exchange for total consideration valued at approximately $19.9 million, including approximately $5.8 million in cash and the satisfaction, with a new loan, of approximately $14.1 million of mortgage indebtedness.

The OP entered into purchase and sale agreements to acquire eight properties that are owned by Delaware Statutory Trusts, each a DST, for which an affiliate of MR Holdings serves as trustee, in exchange for total consideration valued at approximately $157.0 million, including approximately $32.4 million of limited partnership interests in the OP, or OP Units, with each OP Unit valued at $9.00 per unit, and the assumption of approximately $124.6 million of in-place mortgage indebtedness encumbering the properties. Subject to a one-year holding period and certain limitations, the OP Units would be redeemed by us for cash upon the request of the OP Unit holder, or at our discretion, for shares of our common stock on a one share-for-one OP Unit basis.

The following table provides a summary description of the nine properties:

			Average			Assumed
		Number	Rent Per	Purchase	Equity Value	Mortgage	Interest
Property	Location	of Units	Unit[1]	Price[2]	of OP Units[3]	Indebtedness[1]	Rate[1]

Mission Rock Ridge	Arlington, Texas	226	$856	$19,857,000	N/A	N/A4	N/A

Mission Brentwood	Brentwood, Tennessee	380	$694	$27,857,000	$7,857,000	$20,000,000	5.88%

Mission Briley Parkway	Nashville, Tennessee	360	$624	$22,123,000	$7,573,000	$14,550,000	6.32%

Mission Barton Creek	Austin, Texas	298	$904	$25,929,000 [5]	$4,729,000[5]	$21,200,000	3.05%[6]

Mission Battleground Park	Greensboro, North Carolina	240	$635	$12,821,000	$1,621,000	$11,200,000	6.32%

Mission Capital Crossing	Raleigh, North Carolina	356	$625	$20,667,000	$2,967,000	$17,700,000	5.93%

Mission Tanglewood	Austin, Texas	364	$648	$19,862,000	$4,587,000	$15,275,000	6.45%[7]

Mission Mayfield Downs	Grand Prairie, Texas	258	$718	$18,027,000	$1,792,000	$16,235,000	5.51%[8] 12.75%[9]

Mission Preston Wood	Richardson, Texas	194	$688	$9,733,000	$1,333,000	$8,400,000	5.24%

(1)	As of July 31, 2010.
(2)	Subject to certain purchase price adjustments as provided in the applicable definitive purchase agreements.
(3)	Based upon an assumed value of $9.00 per OP Unit.
(4)	We anticipate securing a new loan in the amount of $14,076,000.
(5)	In addition, we will be paying an amount not to exceed $757,000 in OP Units for a capital improvement escrow reserve account.
(6)
          Represents the variable interest rate per annum in effect as of July 31, 2010. Adjustable at the money market yield for Freddie Mac Reference Bill Securities with 30-day maturities from the most recent auction of Reference Bills conducted by Freddie Mac unless Freddie Mac has not conducted an auction of such bills within 60-days prior to the applicable interest adjustment period (i.e., each month), then a LIBOR Index Rate plus 2.50%. The maximum variable interest rate allowable is capped at 6.50% per annum.

(7)
          Fixed interest rate per annum through January 31, 2019. Adjustable after January 31, 2019 at the money market yield for Freddie Mac Reference Bill Securities with 30-day maturities from the most recent auction of Reference Bills conducted by Freddie Mac unless Freddie Mac has not conducted an auction of such bills within 60-days prior to the applicable interest adjustment period (i.e., each month), then a LIBOR Index Rate plus 2.50%.

(8)	Note A, which had an original principal balance of $15,250,000.
(9)	Note B, which had an original principal balance of $985,000.

We also anticipate paying an acquisition fee of 3.0% of the purchase price of each of these nine properties to our advisor, Grubb & Ellis Apartment REIT Advisor, LLC, and one of its affiliates.

Each of these potential property acquisitions is subject to substantial conditions to closing, including: (i) lender consents, (ii) lender commitments, in the case of Mission Rock Ridge, (iii) registration of the OP Units issuable as part of the consideration for the DST property acquisitions, (iv) following the effectiveness of the registration statement pertaining to the OP Units, confirmation by the trustee of each DST of its investment decision to accept OP Units as consideration, and (v) other customary closing conditions. There is no assurance that any of these conditions will be satisfied and we currently cannot predict if or when any of these potential property acquisitions will close.

Tax Protection Agreements

The acquisition of each of the eight properties that are owned by DSTs are intended to be treated for federal income tax purposes as a nontaxable contribution of the properties by the relevant DST investors to the OP in exchange for OP Units. In connection with these transactions, we and the OP intend to enter into tax protection agreements with the existing DST investors who are contributing their interests in exchange for OP Units at the closing of each of the acquisitions. These agreements are intended to protect the existing DST investors against receiving a special allocation of taxable gain upon a future disposition by the OP of the property.

The tax protection agreements will obligate the OP to use commercially reasonable efforts to dispose of the respective property in a transaction in which no gain is required to be recognized for federal income tax purposes (for example, a section 1031 exchange or a tax-free partnership merger or contribution), and will require the OP to indemnify the DST owners for whom gains (other than foreclosure related gains) are triggered under certain circumstances. This obligation will terminate on the seventh anniversary of the closing of the acquisition, but will earlier terminate with respect to an existing DST owner on the date on which such existing DST owner ceases to own, in the aggregate, 20% or more of the OP Units issued in respect of such DST owner’s interest in the property.

When there is a reduction in a partner’s share of partnership liabilities that exceeds the partner’s adjusted tax basis in the partnership, the partner will recognize taxable gain. The tax protection agreements also will require the OP to notify each existing DST investor if the OP intends to repay, retire, refinance or otherwise reduce (other than scheduled amortization or repayment) the amount of the liabilities with respect to a property in a manner that would cause such holder to recognize gain for federal income tax purposes. In addition, the tax protection agreements will require the OP to cooperate with such holder to arrange a special allocation of other OP liabilities to the holder in an amount sufficient to avoid causing such holder to recognize gain as a result of the reduction of the OP’s liabilities.

Acquisition of Mission Residential Property Management Business

On August 27, 2010, the OP, through a taxable REIT subsidiary, entered into an asset purchase agreement to acquire substantially all of the assets, including workforce in place and the assignment and assumption of the property management agreements with respect to all of the MR Holdings properties, of Mission Residential Management, an affiliate of MR Holdings, which is the property manager of 41 multifamily apartment properties containing approximately 12,000 units, including the nine properties described above, for aggregate consideration consisting of $5.5 million of cash plus the assumption of certain liabilities and other payments totaling approximately $1.5 million. At the closing of the transaction, each of the property management agreements with respect to the properties that we have not acquired will be amended immediately before it is assigned to the OP’s taxable REIT subsidiary to provide for payment of a termination fee to the taxable REIT subsidiary in the event the property management agreement is terminated by the lessee of the property under its master lease structure other than for cause, is not extended by the lessee or is terminated by the manager without good reason. The termination fee provision will survive for five years after the closing. The termination fee will not be payable if a property management agreement is terminated as a result of our acquisition of the managed property. The obligations of the lessees of the properties to pay these termination fees will be guaranteed by MR Holdings and by Mission Residential Holdings, LLC, an affiliate of MR Holdings.

As part of the transaction, the OP’s taxable REIT subsidiary will hire approximately 300 employees of Mission Residential Management and MR Holdings, and will assume an office lease for the office space in Oakton, Virginia where MR Holdings conducts its asset management operations.

In connection with the acquisition of Mission Residential Management’s property management business, the OP or its taxable REIT subsidiary also will enter into certain ancillary agreements with affiliates of MR Holdings, including but not limited to:

•	a consulting and transition services agreement with an affiliate of MR Holdings pursuant to which we will pay such affiliate up to $1.2 million for certain consulting and transition services rendered in connection with the transactions;

•	an asset management agreement pursuant to which the OP will assume asset management and investor relations responsibilities for the MR Holdings properties that the OP has not acquired;

•	intellectual property assignments; and

•	other customary closing agreements, instruments and certificates.

The asset purchase agreement contains customary representations and warranties relating to the property management business and purchased assets, and contains covenants on the part of the seller that include a covenant to operate the property management business prior to the closing only in the ordinary course of business. Following closing, the seller and certain of its affiliates are required to indemnify, defend and hold harmless the buyer and its affiliates, including us, subject to certain limitations, against losses, claims and liabilities that arise out of breaches of representations and warranties, breaches of covenants and liabilities that the buyer is not agreeing to assume, including pre-closing liabilities. The closing of the acquisition of the Mission Residential property management business is subject to various closing conditions, including lender consents to the amendment and the assignment and assumption of the property management agreements and various other customary closing conditions. There is no assurance that all of these conditions will be satisfied. Failure to satisfy closing conditions could delay or prevent the closing of this acquisition.

Proposed Acquisition of Six Additional Multifamily Properties

We are in discussions with MR Holdings and Mission Residential Management pursuant to which the parties are negotiating the terms of the proposed transactions described below. Completion of these transactions is subject to the negotiation, execution and delivery by the parties of definitive agreements, receipt of all required consents and approvals, including lender consents, other third party consents, approval by the investors in certain of the properties and approval of the transactions by our board of directors, as well as the satisfaction of various other customary conditions. There is no assurance that the parties will enter into definitive agreements with respect to all or any of the proposed transactions or that all or any of the proposed transactions will be completed.

The OP intends to seek the consent of the owners of tenant-in-common interests in six properties, four of which are currently managed by joint ventures between an affiliate of our company and MR Holdings, to purchase these six properties for aggregate consideration valued at $99.5 million, including approximately $31.4 million of OP Units, with each OP Unit valued at $9.00 per unit, and the assumption of approximately $68.1 million of in-place mortgage indebtedness encumbering the properties.

THIS SUPPLEMENT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY THE OP UNITS.

Forward-Looking Statements

Our statements contained in this supplement that are not historical facts are forward-looking statements. Actual results may differ materially from those included in the forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, intentions and expectations, are generally identifiable by use of the words “expect,” “project,” “may,” “will,” “should,” “could,” “would,” “intend,” “plan,” “propose,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could cause actual events in the future to differ from the forward-looking statements contained in this supplement relating to the proposed transactions described in the supplement include, but are not limited to:

•	material adverse changes in the business or assets of MR Holdings, Mission Residential Management or their properties;

•	material adverse changes in the business, assets or financial condition of our company that prevent us from being able to close the proposed transactions;

•	inability of the parties to obtain all consents and approvals that are required to complete the proposed transactions, including lender consents and regulatory approvals;

•	legal or regulatory proceedings that prevent the parties from being able to complete the proposed transactions; or

•	our inability to raise sufficient funds to close the transactions.

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